Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE
IN ITS COURT PROCEEDING WITH BANK HAPOALIM

Tel Aviv, Israel, June 20, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, further to the Company's announcement dated June 6, 2013 regarding the acceleration notice received from Bank Hapoalim B.M. ("Bank"), demanding repayment within seven days of the outstanding balance of approximately $58.15 million (approximately NIS 213.47 million), and the Company's announcement on June 12, 2013 regarding the filing by the Company of a motion for a temporary restraining order against the Bank prohibiting the Bank from taking any action in accordance with the acceleration notice above, that the Company and the Bank have reached an agreement that the Bank will not realize its lien on the Company's shares in Plaza Centers N.V. without giving the Company a seven day prior notice. Accordingly, on June 20, 2013, the Company filed a motion with the Court, with the consent of the Bank, requesting to withdraw its motion for a temporary restraining order and its related complaint. On June 20, 2013, the Court issued an order denying the Company's motion and complaint on the one hand, but ordering the Bank that any realization of its liens, in Israel or abroad, must be effected with transparency and in good faith in the context of insolvency proceedings before the Court, while taking into consideration the other creditors of the Company, to the extent possible, and the mitigation of their damages.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il